06006743

AB 3/28/06 *

PT 3/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elliott-Ledgerwood + Co. dba South Valley Wealth Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Main Street
(No. and Street)

Klamath Falls (City) OR (State) 97601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Ledgerwood (541) 882-5488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200 (Address) Portland (City) OR (State) 97205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 02 2006 WASH, D.C. 152 SECTION

PROCESSED MAY 15 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/12/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin R. Ledgerwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elliott-Ledgerwood + Co. dba "South Valley Wealth Management, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice-President
Title

Mary L. Hastings
Notary Public

OFFICIAL SEAL
MARY L. HASTINGS
NOTARY PUBLIC-OREGON
COMMISSION NO. 379954
MY COMMISSION EXPIRES JUN. 18, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLIOTT-LEDGERWOOD & COMPANY

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Elliott-Ledgerwood & Company

We have audited the accompanying statements of financial condition of Elliott-Ledgerwood & Company (the Company) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 14, 2006

ELLIOTT-LEDGERWOOD & COMPANY
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2005	December 31, 2004
ASSETS		
ASSETS		
Cash and cash equivalents	$ 369,759	$ 385,739
Commissions receivable:		
Clearing brokers	56,998	76,438
Other	8,885	14,546
Marketable securities	10,554	3,300
Equipment and vehicles, net	40,696	46,593
Deposits:		
Clearing organization, restricted	50,000	50,533
Other deposits	400	878
Note receivable	80,000	-
Cash surrender value of life insurance	-	43,881
TOTAL ASSETS	$ 617,292	$ 621,908
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 11,827	$ 27,826
Accrued payroll	42,595	48,562
Income taxes payable	71,373	63,831
Deferred tax liability	8,291	9,238
Total liabilities	134,086	149,457
COMMITMENTS (Note 4)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 10,000 shares authorized; 6,292 shares issued and outstanding	74,975	74,975
Retained earnings	408,231	397,476
Total stockholder's equity	483,206	472,451
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 617,292	$ 621,908

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
STATEMENTS OF INCOME

	Years Ended December 31, 2005	Years Ended December 31, 2004
INCOME		
Securities commissions	$ 808,673	$ 748,967
Mutual fund commissions	383,437	359,296
Investment advisory fees	129,790	95,110
Trust department income	104,863	103,301
Annuities commissions	36,340	29,829
Insurance commissions	28,554	171
Other income	24,828	12,765
Interest	8,439	4,832
Unrealized gain on trading security	7,254	-
Total income	1,532,178	1,354,271
EXPENSES		
Employee compensation	1,047,229	927,261
Other operating expenses	218,260	115,228
Occupancy and equipment costs	88,417	72,259
Communications, dues, quotes, and subscriptions	85,968	78,352
Parent commissions and service fees	54,691	80,284
Advertising and promotional costs	12,832	4,433
Regulatory fees and expenses	7,431	16,024
Total expenses	1,514,828	1,293,841
INCOME BEFORE PROVISION FOR INCOME TAXES	17,350	60,430
PROVISION FOR INCOME TAXES	6,595	23,266
NET INCOME	$ 10,755	$ 37,164

See accompanying notes.

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2003	$ 74,975	$ 360,312	$ 435,287
Net income	-	37,164	37,164
BALANCE, December 31, 2004	74,975	397,476	472,451
Net income		10,755	10,755
BALANCE, December 31, 2005	$ 74,975	$ 408,231	$ 483,206

See accompanying notes.

	Years Ended December 31, 2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,755	$ 37,164
Adjustments to reconcile net income to net cash from operating activities:		
Unrealized gain on trading security	(7,254)	-
Depreciation expense	12,408	8,748
Deferred income taxes	(947)	12,238
Change in cash due to changes in certain assets and liabilities:		
Cash deposits at clearing organization	533	(355)
Commissions receivable – clearing brokers	19,440	14,416
Commissions receivable – other	5,661	(252)
Other deposits	478	6,410
Cash surrender value of life insurance	43,881	(1,273)
Accounts payable	(15,999)	15,214
Accrued payroll	(5,967)	7,769
Income taxes payable	7,542	11,029
Net cash from operating activities	70,531	111,108
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(6,511)	(47,825)
Advance on note receivable	(80,000)	-
Net cash from investing activities	(86,511)	(47,825)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,980)	63,283
CASH AND CASH EQUIVALENTS, beginning of year	385,739	322,456
CASH AND CASH EQUIVALENTS, end of year	$ 369,759	$ 385,739

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Elliott-Ledgerwood & Company (the Company) is a securities brokerage firm that was incorporated under the laws of the State of Oregon on November 22, 1983. The Company provides brokerage services within southern Oregon and northern California. The Company is a wholly-owned subsidiary of South Valley Bancorp, Inc. (Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities and Exchange Dealers (NASD).

Basis of presentation – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded on the settlement-date basis. All other transactions are recorded on the accrual basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents – For purposes of the statements of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less.

Commissions receivable – Commissions receivable are recorded net of related expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

Marketable securities – The Company, as a member of the NASD, was eligible to obtain a stock subscription for 300 shares of common stock prior to it being offered to the public in an initial public offering. The stock began trading on the open market and is now carried at fair market value and is accounted for as a trading security. As of December 31, 2005, the stock is presented in the statement of financial condition at its fair market value of $10,554, of which $7,254 is the gross unrealized gain on the original cost of $3,300. The unrealized gain has been recognized on the income statement as an unrealized gain on trading security.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Equipment and vehicles – The Company leases a building and equipment from a partnership that is partially owned by the president of the Company. New acquisitions of equipment are recorded at cost when acquired by the Company. Depreciation is provided using the straight-line method over estimate useful lives of five years. Depreciation expense for 2005 and 2004 was $12,408 and $8,748, respectively. Maintenance and repair costs are charged to operations when incurred.

Restricted clearing deposits – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearinghouse but has not paid. Interest earned on the account is paid monthly to the Company.

Commissions – Commissions and related clearing expenses are recorded on a settlement-date basis after securities transactions have occurred.

Investment advisory income – Investment advisory fees are recorded monthly when earned.

Advertising – Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $10,336 and $4,433 for 2005 and 2004, respectively.

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The tax return for the Company is filed through the Parent.

Concentration of credit risk – The Company occasionally carries balances on deposit at South Valley Bank & Trust, an entity affiliated through common ownership, which are in excess of the amount insured by the FDIC.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $348,051, which was $298,051 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .39 to 1 at December 31, 2005. At December 31, 2004, the Company had net capital of $413,516, which was $363,516 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1 at December 31, 2004.

NOTE 3 – EQUIPMENT AND VEHICLES

	2005	2004
Equipment	$ 45,561	$ 39,050
Vehicles	19,100	19,100
	64,661	58,150
Accumulated depreciation	(23,965)	(11,557)
	$ 40,696	$ 46,593

NOTE 4 – COMMITMENTS

The Company leases office space and equipment from a partnership which is partially owned by the president of the Company. The Company renewed the lease in July 2004 for a period of five years, with two five-year renewal options. Rent of the facility is $4,400 per month over the lease term which expires in July 2009. At December 31, 2005, future minimum rental payments are anticipated to be $52,800 in 2006 through 2008 and $30,800 in 2009. Aggregate future minimum rental payments under the lease total $189,200. Lease expense under the operating lease totaled $52,800 and $48,600 for the years ended December 31, 2005 and 2004, respectively.

During 2005, the Company leased office space in Medford, Oregon from South Valley Bank & Trust, a wholly-owned subsidiary of the Parent. Monthly rental payments are $1,146 over the lease term, which expires in July 2009. Annual future minimum rental payments under the lease are $13,752 from 2006 though 2008 and $5,730 in 2009. Aggregate future minimum rental payments under the lease are $46,986. Rent expense under the lease agreement was $15,284 and $7,260 for the years ended December 31, 2005 and 2004, respectively.

NOTE 4 – COMMITMENTS – (continued)

During 2005, the Company also leased office space in Bend, Oregon from South Valley Bank & Trust, a wholly-owned subsidiary of the Parent. Monthly rental payments are $250 over the lease term, which expires in May 2007. Annual future minimum rental payments under the lease are $3,000 in 2006 and $1,250 in 2007. Aggregate future minimum rental payments under the lease are $4,250. Rent expense under the lease agreement was $1,750 for the year ended December 31, 2005.

The Company also leases quote machines through a month-to-month lease. The lease costs are based on the number of users and include connection charges, communication link charges, and other related charges. The lease expense for these machines was $62,801 and $55,203 in 2005 and 2004, respectively.

NOTE 5 – RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company provides and receives services with related parties. Services provided to related parties primarily involve the Trust Department of South Valley Bank & Trust. Commission revenue earned by the Company from this affiliate for the years ended December 31, 2005 and 2004, was $104,863 and $103,301, respectively, and commission receivable amounts due as of December 31, 2005 and 2004, were $8,885 and $8,164, respectively. Commission expense paid by the Company to this affiliate for the years ended December 31, 2005 and 2004, was $36,131 and $71,848, respectively, and commission payable amounts due to the affiliate as of December 31, 2005 and 2004, were $3,448 and $19,437, respectively.

The Company shares certain management and administrative expenses with South Valley Bancorp. The expenses are paid based on the number of service hours provided. Total expenses paid by the Company for years ended December 31, 2005 and 2004, were $18,560 and $13,286, respectively.

The Company has entered into an employment agreement, whereby it issued a forgivable note to a newly hired employee of the Bend office, of which $80,000 is outstanding at December 31, 2005. The note has a due date of three years, and will be forgiven ratably on each anniversary of continuous employment with the Company, ending on the third anniversary of employment. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full, except under certain predetermined circumstances. The Company will charge the forgiven amount of the receivable to employee compensation in the statement of income as appropriate.

As discussed in Note 1, cash and cash equivalents are on deposit with a related party.

As discussed in Note 4, the Company leases office space and equipment with a related party.

NOTE 6 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

No cash was paid for income taxes in the years ending December 31, 2005 and 2004.

NOTE 7 – EMPLOYEE STOCK OWNERSHIP PLAN

The Company's employees are eligible to participate in the Parent's ESOP. The Parent established an employee stock ownership plan (ESOP) for the benefit of employees of the Parent as well as the Company. The ESOP allows participation by all employees over the age of 18 who have also met minimum service requirements. Employer contributions to the ESOP are at the discretion of the Board of Directors and are used to purchase shares of the Parent's common stock. Employees are permitted to contribute up to 100% of eligible compensation, subject to statutory limitations. Employee contributions vest in the ESOP immediately, while Company contributions to the discretionary account vest after five years and Company contributions to the basic contribution account vest immediately. For the years ending December 31, 2005 and 2004, the Company contributed $52,838 and $44,553, respectively, to the ESOP.

NOTE 8 – INCOME TAX EXPENSE

Income tax expense consists of the following:

	2005	2004
Current expense:		
Federal	$ 6,573	$ 8,520
State	969	2,508
	7,542	11,028
Deferred expense:		
Federal	(785)	10,736
State	(162)	1,502
	(947)	12,238
Income tax expense	$ 6,595	$ 23,266

NOTE 8 – INCOME TAX EXPENSE – (continued)

The Company's deferred tax liability of $8,291 and $9,238 at December 31, 2005 and 2004, respectively, relates to temporary differences between book and tax depreciation.

A reconciliation between the statutory federal income tax rate and the Company's effective tax rate is as follows:

	2005	2004
Federal income tax expense at statutory rate	$ 5,899	$ 20,546
State income tax expense, net of federal income tax benefit	411	2,720
Other	285	-
Income tax expense	$ 6,595	$ 23,266